July 25, 2018

VIA EDGAR

Ms. Mindy Hooker

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	JELD-WEN Holding, Inc.

Form 10-K for the year ended December 31, 2017

Filed March 6, 2018

File No. 1-38000

Dear Ms. Hooker:

This letter responds to your July 12, 2018 letter to JELD-WEN Holding, Inc. (the “Company”, “we”, “us”, “our”), with respect to the above-referenced annual report on Form 10-K filed on March 6, 2018 (the “Comment Letter”).

Set forth below in bold are each of the comments the Securities and Exchange Commission staff (the “Staff”) included in the Comment Letter with the Company’s response immediately following each of the Staff’s comments.

Form 10-K for the year ended December 31, 2017

Liquidity and Capital Resources

Cash Flow from Operations, page 54

1.	We note your discussion on page 44 regarding working capital and seasonality. While this discussion is useful to help a reader to understand trends in your business, it does not address the actual results. Please revise future disclosures to discuss the underlying reasons for changes in working capital accounts that impacted the amount of cash flows provided by or used in operating activities. Refer to Section IV.B of SEC Release 33-8350. Further, we note that changes in your balance sheet line items do not correspond to activity reported in your cash flow statement. To the extent that these differences are material, please provide the reader with an explanation for the differences. For example, per your balance sheet, accounts receivable increased $43 million during 2017, while the cash flow statement reports a slight decrease, or cash inflow from accounts receivable. We note that your cash flow statement is reported net of effect of acquisitions; however, based on footnote 2 on page F-17, it appears that the acquired accounts receivable of $23 million does not explain the entire difference.

Response

In the example cited, the difference relates to foreign currency movements. We initially prepare the cash flows of each foreign operation in the functional currency of the operation and then translate the cash flows into our reporting currency. The balance sheets of our foreign operations are also translated, which results in translation adjustments. While we did discuss the impact of foreign currency fluctuations in Item 1A — Risk Factors — Risks Relating to Our Business and Industry, Item 1A — Risk Factors — Exchange rate fluctuations may impact our business, financial condition, and results of operations, Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Foreign Currency Exchange Rates, and Item 7A — Quantitative and Qualitative Disclosures About Market Risk — Exchange Rate in our Form 10-K, our disclosures focused more on the overall impact of foreign currency movements on our results of operations and did not directly discuss the impact of these changes on our reported working capital. In future filings, to the extent there are significant changes, we will expand our disclosures to quantify and discuss the impact of foreign currency movements on our working capital accounts impacting the amount of cash flows provided by or used in operating activities.

Consolidated Statement of Cash Flows, page F-8

2.	We note your net presentation of change in long-term debt within financing activities. Please revise this presentation in future filings to present the gross movement in long-term debt as required by ASC Topic 230-10-45-7 through 9, or explain to use why you believe your current presentation is appropriate.

Response

In preparing our disclosure, we reviewed the guidance in ASC Topic 230-10-45-7 through 9 and considered the nature of the transactions involved. The changes in our long-term debt were primarily due to (1) the March 2017 refinancing of our term loans entered into in November 2016 that net settled on a single day and (2) the repayment of $375 million in term loans borrowed in November 2016 from the proceeds of our February 1, 2017 initial public offering. Given the single day net settlement, short duration these borrowings were outstanding, and amounts of the transactions involved, we interpreted ASC Topic 230-10-45-7 and 45-8 as allowing for a net presentation within financing activities on the statement of cash flows. However, because we believed the information was important to investors, we provided expanded disclosures with respect to the gross movements in long-term debt on page F-57 in Note 34, Supplemental Cash Flow Information.

Notes to the Consolidated Financial Statements

Note 18. Income Taxes, page F-29

3.	We note your loss carryforward disclosures on page F-33. In future filings please disclose the amount of pre-tax income you need to generate to realize your deferred tax assets. Also, please provide a more meaningful breakdown of the timing of the expiration of NOL carryforwards. In this regard, we note that 96% of the NOL carryforwards expire after 2021.

Response

We currently have NOL carryforwards in the US and foreign jurisdictions. The vast majority of our foreign NOL carryforwards do not expire based on local tax law. The US NOL carryforward consists of federal and state carryforwards which are tracked and will be utilized separately in future periods. A significant amount of the NOL carryforwards expiring after 2021 relate to state NOLs. We had approximately $1.15 billion of state NOL carryforwards at December 31, 2017, and we recorded a valuation allowance against a large portion of these state NOL’s because of the uncertainty as to whether these losses will be utilized during the carryforward period. The specific rules for determining taxable income in each state vary widely, rendering any statements of the level(s) of taxable income necessary to utilize the losses difficult; however, the starting point for the determination of annual taxable income for state income tax purposes is federal taxable income. Therefore, the assumptions used by the Company surrounding the utilization of the federal NOL carryforwards were applied at the state level as well. In future filings, we will expand our disclosures to provide additional information consistent with the Staff’s comments.

Note 30. Commitments and Contingencies, page F-47

4.	We note your disclosure that you do not believe a loss in the Steves’ matter is probable and estimable, and therefore, you have not accrued a reserve for the loss contingency and we note on February 15, 2018 a jury returned a verdict that was unfavorable to you. Please tell us and revise future disclosures to clarify whether no loss has been accrued because you have concluded that a loss is not probable or no loss has been accrued because there are probable losses but the amount of probable loss is not estimable. If there are probable losses that are not estimable, please explain why. In addition, in each case, please further disclose the range of reasonably possible loss or disclose that such an estimate cannot be made.

Response

As stated in our disclosure on page F-48, we did not (and do not) believe that a loss in the Steves matter is probable and accordingly have not accrued a reserve for this loss contingency. We continue to believe that Steves’ claims lack merit, Steves’ damages calculations are speculative and excessive, and Steves is not entitled in any event to the extraordinary remedy of divestiture. We believe that multiple pretrial and trial rulings were erroneous and improperly limited the Company’s defenses, and that judgment in accordance with the verdict would be improper for several reasons under applicable law. We intend to vigorously oppose entry of an adverse judgment and to appeal any adverse judgment that may be entered. Additionally, when we filed our Form 10-K (and continuing to today), a number of rulings that impact the range of loss remained pending, including motions related to portions of the jury’s award and potential divestitures of an asset. In our disclosure, we outlined the amounts awarded by the jury in the matter, and we noted that if a judgment were entered under the Clayton Act, any damages awarded would be trebled. We believe the statements in our disclosure provided the reader with information necessary to determine the potential range of loss on the matter. In future filings, we will continue to provide transparency in our disclosures with respect to the events and status of this matter and to revise our disclosures consistent with the Staff’s comments to the extent the facts and circumstances warrant.

Note 36. Revision of Prior Period Financial Statement, Page F-59

5.	Your disclosure indicates that you have concluded the effects of the correction of errors were not material individually or in the aggregate to your previously reported annual periods; however, it appears that the corrections had a material impact on Net Income, Net Loss Attributable to Common Shareholders and Loss per Share for the year ended December 31, 2016. Please provide a comprehensive analysis explaining how you determined these corrections were not material.

Response

In determining whether the effects of the correction of errors were material to our previously reported annual periods, we analyzed the impact of all errors both individually and in the aggregate in accordance with the guidance contained in SAB Topics 1.M (SAB 99) and 1.N (SAB 108), considering both quantitative and qualitative factors. Based on a comprehensive analysis as summarized below, and in consultation with the audit committee of the board of directors, the Company concluded that the errors were not material to the previously reported financial statements. We determined however that it was prudent to revise the prior period and transparently disclose those changes in the footnotes of the Form 10-K.

Quantitative Analysis

•	Net income — The aggregate impact of correcting the errors increased net income by $19.7 million, or 5.5%, and consisted primarily of adjustments increasing income tax benefit of $20.8 million, partially offset by other errors that reduced net income by $1.1 million. In 2016, the Company reached a more likely than not conclusion on the utilization of its NOLs for its U.K. subsidiary and most of its U.S. subsidiaries based on forecasted earnings and changes in the manner in which it manages its capacity and distribution in Europe. As a result, the Company released $272.3 million of valuation allowance associated with those deferred tax assets. The $20.8 million of tax errors corrected consisted primarily of adjustments related to the initial valuation release in 2016 and represented a misstatement of 7.6% of the valuation allowance release.

•	Net loss attributable to common shareholders and loss per share — We note that the Company was a controlled company transitioning from a private company to a public company during 2016. As such, we believe owners and investors primarily evaluated the metrics of revenue growth, adjusted EBITDA and free cash flow and less focus on net loss attributable to common shareholders and loss per share.

Net loss attributable to common shareholders is calculated by taking net income and reducing it by dividends associated with our Series A Convertible Preferred Shares. Net loss per share is calculated by dividing the net loss attributable to common shareholders by the weighted average shares outstanding. Correcting the errors decreased the net loss attributable to common shareholders by $19.7 million, or 50.3%, and net loss per share by $1.09, or 50.3%.

The Series A Convertible Preferred Stock dividends of $396.6 million had the effect of significantly biasing the relative impact of correcting the errors on those metrics because they reduced those metrics to near break-even. The convertible preferred stock dividends, which were determined based on the terms of the preferred stock agreements, were not impacted by these errors and did not impact the dividend owed to the majority shareholder. As a result, those metrics are less meaningful to investors due to the size of the dividend and the fact that it would not continue once the Company became public.

Given the level of the valuation allowance release, any trends in the Company’s effective tax rate were distorted by the release of the valuation allowances in the U.S. and U.K. Previously, due to the full valuation allowance, there was no discernable trend in the Company’s effective tax rate. The errors identified had no impact on revenue growth and free cash flow and an inconsequential impact on reportable EBITDA of $0.5 million, or 0.1%.

Qualitative Analysis

In addition to the quantitative analysis outlined above, we considered the impact of the errors in conjunction with the “total mix” of information, including the “factual context in which the user of financial statements would view the financial statement item” (i.e. qualitative factors). We analyzed the period impacted and the effect on certain key financial statement metrics used by our financial statement readers. The qualitative factors we considered were:

1.	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate, and, if so the degree of imprecision inherent in the estimate.

The tax errors arose from the imprecision inherent in projecting future income and the realizability of deferred taxes. The Company experienced the reversal of significant valuation allowances in 2015 and 2016. The tax errors were the result of a misapplication of provisions of a highly complicated and technical area of US GAAP. A bias in estimation was not the source of this error. The non-tax errors were all capable of precise measurement.

2.	Whether the misstatement masks a change in earnings or other trends.

As a controlled private company working towards its initial public offering, the measures of revenue growth, adjusted EBITDA and free cash flow were important to users of the financial statements. As such, analysts following the Company focused on the operating metrics of revenue growth, adjusted EBITDA and free cash flow in judging its performance. The tax errors would not have impacted revenue, adjusted EBITDA or free cash flow (i.e. the metrics the Company had previously been evaluated on) nor the trends associated with revenue, adjusted EBITDA or free cash flow. Additionally, the errors did not have a significant impact on the trends in reported earnings in light of the significant valuation allowance release. The other errors were insignificant quantitatively and correcting them did not mask changes in earnings or other trends in any of these quantitative metrics.

3.	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

The Company was privately held company prior to its February 1, 2017 initial public offering. The analysts valuing the Company for the offering were using revenue growth, adjusted EBITDA and free cash flow targets for 2017 as their primarily valuation inputs. The Company was providing guidance through 2016’s year end on expected revenue growth, adjusted EBITDA and free cash flow, but the Company did not provide guidance on net income (loss), net income (loss) attributable to common shareholders or earnings (loss) per share. The Company exceeded the adjusted EBITDA and free cash flow targets for 2016 that were provided to the analysts as part of the modeling and correcting the errors did not change the results relative to the analysts’ expectations.

4.	Whether the misstatement changes a loss into income or vice versa.

The errors did not impact financial trends or change a loss into income or vice versa.

5.	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

The non-tax errors had an insignificant impact on operating income. The tax errors were not tied directly to a segment and had no impact on our segment reporting in any of our publicly filed documents.

6.	Whether the misstatement affects the registrant’s compliance with regulatory requirements.

The errors did not impact our compliance with any regulatory requirements.

7.	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

Our credit facilities utilize Adjusted EBITDA (as defined in those agreements) as the primary operating metric, and we do not have any maintenance covenants under those agreements that were applicable at the time. The errors did not impact our compliance with covenants contained in our credit facilities or other contractual requirements.

8.	Whether the misstatement has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

Our management incentive plan (“MIP”) uses the metric of Adjusted EBITDA and free cash flow to determine payout. The non-tax errors impacted Adjusted EBITDA immaterially but would not have altered the payout under the MIP plan. The tax errors did not have an impact on the MIP payout.

9.	Whether the misstatement involves concealment of an unlawful transaction.

The errors did not result from nor relate to an unlawful transaction.

Overall Materiality Conclusion

Based on the quantitative and qualitative analysis performed, the Company concluded that the errors were not material to its previously reported financial statements. The Company determined that it would revise the prior period and transparently disclose the changes to its financial statements in the footnotes of its Form 10-K. The Company also considered the control implications of the errors. In 2015, the Company identified and disclosed material weaknesses in the accounting for income taxes. In 2016 and 2017, the Company disclosed that those material weaknesses continued to exist.

Please contact the undersigned at (704) 378-5700 should you require further information or have any questions.

Sincerely,

/s/ L. Brooks Mallard

L. Brooks Mallard

Executive Vice President and Chief Financial Officer

JELD-WEN Holding, Inc.

cc:	Laura W. Doerre

JELD-WEN Holding, Inc.

Michael Kuhn

PricewaterhouseCoopers LLP